                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 5)*

                             V.I. TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                                 MARCH 14, 2005
             (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 2 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Ampersand 1995 Limited Partnership
             04-3294909
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]

             Not applicable                                      (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              5          SOLE VOTING POWER
         NUMBER OF
           SHARES                        195,833 shares
        BENEFICIALLY          --------------------------------------------------
          OWNED BY            6          SHARED VOTING POWER
            EACH
         REPORTING                       0 shares
           PERSON             --------------------------------------------------
            WITH              7           SOLE DISPOSITIVE POWER

                                          195,833 shares
                              --------------------------------------------------
                              8           SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              195,833 shares
--------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                              [ ]

--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0.5% *
--------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

*Based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 3 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             AMP-95 Management Company Limited Partnership
             04-3294905
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]

             Not applicable                                           (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              5           SOLE VOTING POWER
         NUMBER OF
           SHARES                         198,578 shares
        BENEFICIALLY          --------------------------------------------------
          OWNED BY            6           SHARED VOTING POWER
            EACH
         REPORTING                        0 shares
           PERSON             --------------------------------------------------
            WITH              7           SOLE DISPOSITIVE POWER

                                          198,578 shares
                              --------------------------------------------------
                              8           SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              198,578  shares
--------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                             [ ]
--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0.5% *
--------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

*Based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 4 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             AMP-95 MCLP LLP
             04-0493924
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]

             Not applicable                                          (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
                              5           SOLE VOTING POWER
         NUMBER OF
           SHARES                         198,578  shares
        BENEFICIALLY          --------------------------------------------------
          OWNED BY            6           SHARED VOTING POWER
            EACH
         REPORTING                        0 shares
           PERSON             --------------------------------------------------
            WITH              7           SOLE DISPOSITIVE POWER

                                          198,578  shares
                              --------------------------------------------------
                              8           SHARED DISPOSITIVE POWER

                                          0  shares
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             198,578  shares
--------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                            [ ]

--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.5% *
--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

*Based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 5 OF 10 PAGES
---------------------                                         ------------------

ITEM 1(A). NAME OF ISSUER:

      V.I. Technologies, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      134 Coolidge Avenue, Watertown, MA 02472

ITEM 2(A). NAME OF PERSON FILING:

      Ampersand 1995 Limited Partnership
      AMP-95 Management Company Limited Partnership
      AMP-95 MCLP LLP

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

      All filing parties:
      c/o Ampersand Ventures
      55 William Street, Suite 240
      Wellesley, MA 02481-4003

ITEM 2(C). CITIZENSHIP:

      Ampersand 1995 Limited Partnership and AMP-95 Management Company Limited Partnership are organized under the laws of the State of Delaware and AMP-95 MCLP LLP is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      Common Stock, $0.01 par value

ITEM 2(E). CUSIP NUMBER:

      917920 10 0

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

 Not applicable.

ITEM 4.    OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 6 OF 10 PAGES
---------------------                                         ------------------

      Ampersand 1995 Limited Partnership owns 193,333 shares.

      Each of the Reporting Persons may be attributed with beneficial ownership of 2,500 shares (the "Option Shares") issuable upon exercise of options previously awarded to Richard A. Charpie under the Company's Directors' Stock Option Plans, all of which options Dr. Charpie has assigned to one or more of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership.

      AMP-95 Management Company Limited Partnership may be attributed with the ownership of 193,333 shares held by Ampersand 1995 Limited Partnership and 2,745 shares held by Ampersand 1995 Companion Fund Limited Partnership, of which partnerships it is the General Partner. AMP-95 Management Company Limited Partnership disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

      AMP-95 MCLP LLP may be attributed with the ownership of 193,333 shares held by Ampersand 1995 Limited Partnership and 2,745 shares held by Ampersand 1995 Companion Fund Limited Partnership. AMP-95 MCLP LLP is the General Partner of AMP-95 Management Company Limited Partnership, which is the General Partner of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership. AMP-95 MCLP LLP disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

      (b) Percent of class:

      Ampersand 1995 Limited Partnership - 0.5%
      AMP-95 Management Company Limited Partnership - 0.5%
      AMP-95 MCLP LLP - 0.5%

      The foregoing percentages are calculated based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

      (c) Number of shares as to which such person has:

           (i) Sole power to vote or direct the vote:

           Ampersand 1995 Limited Partnership has sole voting power over 193,333 shares and the 2,500 Option Shares.

           AMP-95 Management Company Limited Partnership has sole voting power over the 2,500 Option Shares, 193,333 shares held by Ampersand 1995 Limited Partnership and 2,745 shares held by Ampersand 1995 Companion Fund Limited Partnership.

           AMP-95 MCLP LLP has sole voting power over the 2,500 Option Shares, 193,333 shares held by Ampersand 1995 Limited Partnership and 2,745 shares held by Ampersand 1995 Companion Fund Limited Partnership.

           (ii)  Shared power to vote or direct the vote:

           Ampersand 1995 Limited Partnership shares voting power over 0 shares.

           AMP-95 Management Company Limited Partnership shares voting power over 0 shares.

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 7 OF 10 PAGES
---------------------                                         ------------------

           AMP-95 MCLP LLP shares voting power over 0 shares.

           (iii) Sole power to dispose or to direct the disposition of:

           Ampersand 1995 Limited Partnership has sole dispositive power over 193,333 shares and the 2,500 Option Shares.

           AMP-95 Management Company Limited Partnership has sole dispositive power over the 2,500 Option Shares, 193,333 shares held by Ampersand 1995 Limited Partnership and 2,745 shares held by Ampersand 1995 Companion Fund Limited Partnership.

           AMP-95 MCLP LLP has sole dispositive power over the 2,500 Option Shares, 193,333 shares held by Ampersand 1995 Limited Partnership and 2,745 shares held by Ampersand 1995 Companion Fund Limited Partnership.

           (iv)  Shared power to dispose or to direct the disposition of:

           Ampersand 1995 Limited Partnership shares dispositive power over 0 shares.

           AMP-95 Management Company Limited Partnership shares dispositive power over 0 shares.

           AMP-95 MCLP LLP shares dispositive power over 0 shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].*

*The previously reported holdings of each of Ampersand 1995 Limited Partnership, AMP-95 Management Company Limited Partnership and AMP-95 MCLP LLP have been reduced to below 5% as of March 14, 2005.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      See the response to Item 4 as to the beneficial ownership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 8 OF 10 PAGES
---------------------                                         ------------------


      Not applicable.

ITEM 10. CERTIFICATIONS.

      Not applicable.

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 9 OF 10 PAGES
---------------------                                         ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AMPERSAND 1995 LIMITED PARTNERSHIP

                                   By: AMP-95 Management Company Limited
                                       Partnership, its General Partner
                                   By: AMP-95 MCLP LLP, its General Partner


Dated:  March 21, 2005             By:  /s/ Richard A. Charpie
                                        ----------------------------------------
                                        Richard A. Charpie, its Managing Partner

                                   AMP-95 MANAGEMENT COMPANY LIMITED PARTNERSHIP
                                   By: AMP-95 MCLP LLP, its General Partner

Dated:  March 21, 2005             By:  /s/ Richard A. Charpie
                                        ----------------------------------------
                                        Richard A. Charpie, its Managing
                                        Partner

                                   AMP-95 MCLP LLP

Dated:  March 21, 2005             By:  /s/ Richard A. Charpie
                                        ----------------------------------------
                                        Richard A. Charpie, its Managing Partner